June 7, 2016

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	DiamondRock Hospitality Company
Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016
File No. 001-32514

Form 8-K
Filed May 6, 2016
File No. 001-32514

Dear Mr. Telewicz:

This letter is submitted on behalf of DiamondRock Hospitality Company (the “Company”) in response to comments of the staff of the Office of Real Estate and Commodities (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) filed on February 29, 2016 and Form 8-K (“Form 8-K”) filed on May 6, 2016, as set forth in your letter, dated May 25, 2016 (the “Comment Letter”), to Sean M. Mahoney, Chief Financial Officer of the Company.

For reference purposes, the Staff’s comment has been reproduced in italics herein with our response immediately following the comment.

Form 8-K filed May 6, 2016

Exhibit 99.1

1.                                      We note your responses to our prior comments 3, 4 and 5 and the revisions to your disclosures.  We note that on page 11 of your earnings release for the quarterly period ended March 31, 2016, you continue to present a schedule of revenue and operating expenses including the pre-acquisition results of certain acquired properties.  Please revise your disclosure in future filings to remove this schedule as it does not appear to be in compliance with Item 10(e) of Regulation S-K.

Response to Comment No. 1:

We acknowledge the Staff’s comment and in future Item 2.02 Form 8-K filings we will delete the schedule captioned “DiamondRock Hospitality Company — Hotel Operating Data — Schedule of Property Level Results.”

The Company strives to present the best information to its investors to assist them in making an informed investment decision regarding the Company.  In furtherance of this goal, the Company views the presentation of its operating expenses and variances as important granular information that enhances the Company’s investors’ understanding of the operating results of its hotel portfolio.  Such information has historically been very important to the Company’s investors.  Furthermore, because acquisitions and dispositions are a core component of the Company’s business, the Company believes that this information should be presented on a comparable basis.  The Company notes that only disclosing this information on a GAAP basis could be misleading to the Company’s investors because the operating expenses and variances are impacted by acquisitions and dispositions.  In order to provide this important information to the Company’s investors, the Company proposes substituting the deleted schedule with the schedule set forth on Annex A (the “Proposed Schedule”).  For illustration purposes, the Proposed Schedule is for the three months ended March 31, 2016 and 2015.

The Proposed Schedule has three columns: (1) the first column titled “As Reported” presents the GAAP basis operating expenses reported by the Company for the applicable quarter and the corresponding variance (% Change); (2) the second column titled “Adjustments for Acquisitions” presents a reconciliation of each operating expense from the GAAP “As Reported” basis to the comparable basis, which reflects adjustments for acquisitions, and in future quarters will present adjustments for acquisitions and dispositions, if any; and (3) the third column titled “Comparable” presents comparable results and the corresponding variance (% Change).  The Company believes that the enhanced disclosure showing the adjustments to reported results more accurately reflects the results of operations of its hotel portfolio on a comparative basis and is commonly used by investors to evaluate the Company’s performance from period to period.

In addition, the Company has added an introductory paragraph to the Proposed Schedule disclosing the reasons why the Company’s management believes that presentation of hotel operating expenses, as adjusted, provides useful information to investors regarding the Company’s financial condition and results of operations.  We believe that the Proposed Schedule, including the introductory paragraph, satisfies the requirements of Item 10(e) of Regulation S-K and provides important disclosure to the Company’s investors.

*     *     *

On behalf of the Company, I hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 240-744-1190, by facsimile transmission at 240-744-1199 or by e-mail at smahoney@drhc.com or Suzanne Lecaroz by phone at 617-570-1306, by facsimile transmission at 617-523-1231 or by email at slecaroz@goodwinprocter.com.

Sincerely,

/s/ Sean M. Mahoney
Name: Sean M. Mahoney
Title: Executive Vice President, Chief Financial Officer and Treasurer

Cc:	Mark W. Brugger
William J. Tennis
Briony R. Quinn
DiamondRock Hospitality Company
Gilbert G. Menna
Suzanne D. Lecaroz
Goodwin Procter LLP

Annex A

DIAMONDROCK HOSPITALITY COMPANY

HOTEL OPERATING DATA

Schedule of Hotel Operating Expenses

(unaudited and in thousands)

The following table sets forth hotel operating expenses for the three months ended March 31, 2016 and 2015 for each of the hotels that we owned as of March 31, 2016.  Our hotel operating expenses for the three months ended March 31, 2016 consisted of the line items set forth below (dollars in thousands) under the column titled “As Reported.”  The amounts reported in this column include amounts that are not comparable quarter-over-quarter. In order to reflect the period in 2015 comparable to our ownership period in 2016, the amounts in the column titled “Adjustments for Acquisitions” represent the pre-acquisition operating results of the Shorebreak Hotel for the period from January 1, 2015 to February 5, 2015 and the Sheraton Suites Key West for the period from January 1, 2015 to March 1, 2015.  We provide this important supplemental information to our investors because this information provides a useful means for investors to measure our operating performance on a comparative basis.  See the column titled “Comparable.”

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP in this release.  They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. These non-GAAP financial measures reflect additional ways of viewing our operations at our hotels that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure. In particular, we note the pre-acquisition operating results set forth in the column titled “Adjustments for Acquisitions” were obtained from the respective sellers of the hotels during the acquisition due diligence process.  We have made no adjustments to the amounts provided to us by the respective sellers.  The pre-acquisition operating results were not audited or reviewed by our independent auditors.

	As Reported					Comparable
	Three Months Ended March 31,			Adjustments for Acquistions		Three Months Ended March 31,
	2016	2015	% Change	2016	2015	2016	2015	% Change

Operating Expenses:
Rooms departmental expenses	$38,714	$38,464	0.6%	$—	$1,115	$38,714	$39,579	(2.2)%
Food and beverage departmental expenses	33,350	35,547	(6.2)%	—	646	33,350	36,193	(7.9)%
Other direct departmental	3,100	4,369	(29.0)%	—	139	3,100	4,508	(31.2)%
General and administrative	19,697	17,347	13.5%	—	645	19,697	17,992	9.5%
Utilities	6,812	7,170	(5.0)%	—	231	6,812	7,401	(8.0)%
Repairs and maintenance	9,316	9,078	2.6%	—	249	9,316	9,327	(0.1)%
Sales and marketing	15,685	15,268	2.7%	—	42	15,685	15,310	2.4%
Franchise fees	5,288	4,750	11.3%	—	492	5,288	5,242	0.9%
Base management fees	5,315	5,101	4.2%	—	235	5,315	5,336	(0.4)%
Incentive management fees	1,294	1,100	17.6%	—	—	1,294	1,100	17.6%
Property taxes	12,301	11,163	10.2%	—	174	12,301	11,337	8.5%
Ground rent	3,799	3,756	1.1%	—	26	3,799	3,782	0.4%
Hotel manager transition costs	—	467	(100.0)%	—	—	—	467	(100.0)%
Other fixed expenses	2,931	3,137	(6.6)%	—	112	2,931	3,249	(9.8)%
Total Hotel Operating Expenses	157,602	156,717	0.6%	—	4,106	157,602	160,823	(2.0)%